

January 29, 2009

Room 7010

Toyoaki Nakamura
Senior Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re: Hitachi, Ltd.**
>   **Form 20-F for Fiscal Year Ended March 31, 2008**
>   **File No. 001-08320**

Dear Mr. Nakamura:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. D. Trend Information, page 37

1.   We note your discussion on page 19 regarding the credit and equity market crisis. The Item 5.D disclosure should be expanded to specifically explain how these issues, and any other known economic events and trends, are reasonably expected to impact the future operating results and liquidity of each of your seven individual business segments. Given the substantial differences in the characteristics of each business, a disaggregated explanation of the trend information is necessary for a reader to understand the extent to which reported financial information may not necessarily be indicative of future operating results or financial condition. The discussion should also address detailed information about your operations since March 31, your customers, recent order activity,

management's response for managing these events, and potential future actions by management. The liquidity discussion should address the expected impact on future cash flows and how you expect recent economic events, including the credit shortage, may impact other sources of liquidity such as your current debt instruments, credit ratings and related covenant compliance. Please see Item 5.D of the form instructions and make appropriate revisions in future filings.

Item 5.G. Critical Accounting Policies, page 39

2.   We note the substantial decline in your stock price and the impact of economic events on your results of operations, including impairment charges and the larger deferred tax asset valuation allowance. Consequently, the critical accounting policy disclosure for goodwill and long lived assets should be expanded to provide readers with more substantive information about management's insights and assumptions regarding the recoverability of these asset balances. The existing disclosure only describes the steps that you perform to review your goodwill and long-lived assets for recoverability. Please expand your disclosure to describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. Please quantify the amounts of goodwill allocated to each business segment so that readers can understand the extent to which each segment will impact the recoverability of the asset. Further, the disclosure should clearly explain how management can reasonably conclude that the goodwill balance is recoverable given that the company's market capitalization appears to be significantly less than the carrying value of net assets. This information is necessary for a reader to understand the quality and variability of your financial position and operating results. Please see Section 501.14 of the Financial Reporting Codification and make appropriate revisions in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355.

                                        Sincerely,

                                        Terence O'Brien
                                        Branch Chief